Nanotailor, Inc.
700 Lavaca, Suite 1400
Austin, Texas 78701

October 7, 2009

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Nanotailor, Inc. (the "Company") -
Form 8-K File #0-53409

Dear Sir/Madam:

     In connection with the Form 8-K/A with respect to resignation of the Company's former accountant, Moore & Associates Chartered, I hereby acknowledge the following on behalf of the Company:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K/A;

     2. The U.S. Securities and Exchange Commission's (the "SEC") staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

     3. The Company may not assert SEC's staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

               Very truly yours,

               Nanotailor, Inc.

               By: /s/ Ramon Perales
                    Ramon Perales, Chief Executive Officer and President